

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 24, 2006

By U.S. Mail and Facsimile

Mr. William Malone
President & Chief Executive Officer
Canadian Rockport Homes International, Inc.
700 West Pender Street, Suite 507
Vancouver, B.C. Canada V6C 1G8

> **Re: Canadian Rockport Homes International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2004**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2005**
> **File No. 333-62786**

Dear Mr. Malone:

    We have reviewed your response letter dated December 10, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

General

1. Please file all appropriate Exchange Act filings, including, but not limited to the current delinquent Form 10-Q.

2. In your response to prior comment 5, you said that "the delay in our filings pertains to our ability to pay our outside accountants and auditor in a timely manner." Given this, please file a Form 8-K that explains this as the reason why your Exchange Act filings have not been filed timely.

Form 10-K/A for the Fiscal Year Ended December 31, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Liquidity and Capital Resources, page 11

3. We note your response to prior comment 2. However, it does not appear that our comment was fully responded to. In this regard, please revise your table of contractual obligations to include the portion of your accrued compensation covered by employee contracts at December 31, 2004 as required by Item 303(A)(5) of Regulation S-K. In addition, please include in your table, or provide footnote disclosure thereto, the estimated cash requirements for interest on your debt and capital lease obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should also be included in the table. Refer to footnote 46 of Release No. 33-8350, Interpretation—Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements, page 13

Consolidated Statement of Stockholders' Equity (Deficit), page F-7

4. We reissue prior comment 4. It appears that your balances at December 31, 2003 and December 31, 2004 are not cumulative. Please revise your consolidated statement of stockholders' equity such that the balances for the aforementioned periods equal the amounts shown on your consolidated balance sheets. In addition, please provide an additional column that reflects total shareholders' equity.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Note 6 – Leases

5. We note your response to prior comment 7. However, we did not receive the "Chilean Civil Codes (in Spanish) and the attorney's English translation," as indicated in your response, to support the legal basis for the discharge of the lease obligation. In this regard, please supplementally provide this information to us.

Item 4 – Controls and Procedures

6. We note your response to prior comment 8. However, you have not filed your amended Form 10-Q for the period ended March 31, 2005. In this regard, please file your amended Form 10-Q reflecting that management's evaluation of the effectiveness of disclosure controls and procedures was conducted as of the end of the fiscal quarter as required by Rule 13a-15(b).

Exhibit 31 – Certifications

7. We note your response to prior comment 9. However, you have not filed your amended Form 10-Q for the period ended March 31, 2005. In this regard, please file your amended Form 10-Q reflecting the revision to your section 302 certifications to follow the wording specified in Item 601(B)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Exhibit 31 – Certifications

8. Your section 302 certifications refer to the company as a "small business issuer." Since it does not appear that you are classified as a small business, please revise your certifications to follow the wording specified in Item 601(B)(31) of Regulation S-K and re-file your Form 10-Q.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William Malone
Canadian Rockport Homes International, Inc.
January 24, 2006
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief